UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

RESULTS 3Q21

October 27, 2021

Telefônica Brasil S.A.
Investor Relations

3Q21 HIGHLIGHTS

Consistent core business1 customer base growth, that already represents 90.9% of the company's total accesses

•	The customer base totaled 97.4 million accesses. The mobile customer base reached 82.3 million accesses, an increase of +5.5 million versus 3Q20, the highest volume since 2Q15;
•	Postpaid accesses reached 48.1 million, an increase of +4.1 million in the last 12 months, accounting for 58.5% of total mobile customers;
•	FTTH accesses totaled 4.4 million (+39.2% y-o-y), with 1.2 million net additions in the last 12 months;

•        Vivo's FTTH coverage is available in 309 cities (+65 cities since 3Q20) with 18.3 million homes passed (+3.8 million homes passed in 12 months).

Net revenue grew +2.2% year-over-year, due to the acceleration of mobile service revenue and return to growth of the fixed business, driven by FTTH and Corporate Data and ICT

•	Core businesses[1]continue to increase their share over total revenue and show a +5.9% y-o-y increase in revenue in 3Q21;
•	Strong growth in postpaid mobile service revenue (+7.3% y-o-y) led to the highest mobile service revenue growth in the last 6 years, with an expansion of +5.7% y-o-y;
•	Total fixed revenue returned to growth after 4 years, with the increasing momentum of the core fixed businesses[1], driven by FTTH revenue that grew 37.2% y-o-y.

Recurring cost control2 sustained by wide-ranging digitalization initiatives neutralizes the effects of inflation in the period

•	Growth in operating costs[3], disregarding the non-recurring effects of the period, remained substantially below inflation;

•        EBITDA2 was R$4,414 million (+2.1% y-o-y) in 3Q21, with a margin2 of 40.0%.

Net income grew 8.5% y-o-y and shareholder remuneration is reinforced with deliberations of interest on equity and share buybacks

•	Free cash flow[4] totaled R$2.6 billion in the quarter, reflecting our efficient financial management.
•	R$1.9 billion of interest on equity deliberated as of September 2021, representing a dividend yield of 7.4% in the last 12 months.
•	Execution of the Share Buyback Program as an additional means to complement shareholder remuneration, with 5.6 million shares repurchased during 3Q21. The Company evaluates cancelling the shares in treasury, subject to the relevant approvals.

1 Company’s total revenues excluding fixed voice, xDSL and DTH.

2 Excluding the positive effect of R$416.6 million from the closing of FiBrasil's operation in the 3Q21.

3 Personnel, Commercial and Infrastructure Costs, PDA, General, Administrative and Other Operating Revenues (Expenses).

4 Free cash flow after payment of leasing does not include R$253 million received in the exchange of equity stake operations announced during the 3Q21.

2

Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) releases today its results for the third quarter of 2021, presented in accordance with International Financial Reporting Standards (IFRS) and the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to rounding differences.

Click here to access the spreadsheet containing the data available on our Investor Relations website.

Highlights

Consolidated in R$ million	3Q21	3Q20	∆% YoY	9M21	9M20	∆% YoY

Net Operating Revenue	11,033	10,792	2.2	32,532	31,934	1.9
Core Revenue[1]	9,888	9,337	5.9	28,904	27,202	6.3
Mobile Revenue	7,391	7,163	3.2	21,529	20,852	3.2
Fixed core revenue	2,496	2,174	14.8	7,375	6,350	16.1
Non-core Revenue[2]	1,145	1,455	(21.3)	3,628	4,732	(23.3)
Recurring Total Costs[3]	(6,620)	(6,470)	2.3	(19,437)	(19,078)	1.9
Reported Total Costs	(6,203)	(6,470)	(4.1)	(18,457)	(19,002)	(2.9)
Recurring EBITDA[3]	4,414	4,322	2.1	13,095	12,856	1.9
Recurring EBITDA Margin[3]	40.0%	40.0%	(0.0) p.p.	40.3%	40.3%	(0.0) p.p.
Reported EBITDA	4,830	4,322	11.8	14,075	12,932	8.8
Reported EBITDA Margin	43.8%	40.0%	3.7 p.p.	43.3%	40.5%	2.8 p.p.
Net Income	1,315	1,212	8.5	3,602	3,478	3.6

CAPEX | EX-IFRS 16	2,151	1,803	19.3	6,346	5,359	18.4
Free Cash Flow[4]	2,634	3,540	(25.6)	6,701	8,432	(20.5)

Core Revenue1 / Net Revenue	89.6%	86.5%	3.1 p.p.	88.8%	85.2%	3.7 p.p.
Non-core Revenue2 / Net Revenue	10.4%	13.5%	(3.1) p.p.	11.2%	14.8%	(3.7) p.p.

Total Subscribers (Thousand)	97,424	93,718	4.0	97,424	93,718	4.0
Core Subscribers	88,601	82,627	7.2	88,601	82,627	7.2
% / total accesses	90.9%	88.2%	2.8 p.p.	90.9%	88.2%	2.8 p.p.
Non-core Subscribers	8,823	11,091	(20.4)	8,823	11,091	(20.4)
% / total accesses	9.1%	11.8%	(2.8) p.p.	9.1%	11.8%	(2.8) p.p.

1 Company’s total revenues excluding fixed voice, xDSL and DTH.

2 Fixed voice, xDSL and DTH revenues.

3 Excluding the following non-recurring effects: 1Q20: positive effect of R$76 million related to the sale of towers and rooftops. 2Q21: positive net effect of R$563 million, corresponding to extraordinary tax issues (R$1,549 million related to the Federal Supreme Court decision regarding the right to exclude ICMS from the calculation basis of the PIS/COFINS contribution; expense of R$415 million due to tax contingencies) and regulatory contingencies, representing an expense of R$571 million. 3Q21: positive effect of R$416.6 million from the closing of FiBrasil's operation.

4 Free cash flow after payment of leasing does not include R$470 million received from the sale of towers and rooftops in the 1Q20 and R$253 million received in the exchange of equity stake operations announced during the 3Q21.

3

MOBILE BUSINESS

Operational Performance

Thousand	3Q21	3Q20	∆% YoY	9M21	9M20	∆% YoY
TOTAL MOBILE SUBSCRIBERS	82,253	76,718	7.2	82,253	76,718	7.2
Postpaid	48,090	43,961	9.4	48,090	43,961	9.4
M2M	11,481	10,271	11.8	11,481	10,271	11.8
Prepaid	34,163	32,757	4.3	34,163	32,757	4.3
MARKET SHARE[1]	33.0%	33.6%	(0.6) p.p.	33.0%	33.6%	(0.6) p.p.
Postpaid[1]	36.8%	38.3%	(1.5) p.p.	36.8%	38.3%	(1.5) p.p.
Prepaid[1]	28.8%	28.8%	(0.0) p.p.	28.8%	28.8%	(0.0) p.p.
ARPU (R$/month)	27.8	28.5	(2.4)	27.1	28.2	(4.2)
Postpaid (Human)	50.3	50.6	(0.5)	49.3	50.3	(1.9)
M2M	2.8	2.9	(2.2)	2.9	2.9	(1.4)
Prepaid	12.4	13.4	(7.0)	12.2	12.8	(4.3)
MONTHLY CHURN	2.8%	3.1%	(0.3) p.p.	2.9%	3.2%	(0.3) p.p.
Postpaid (ex-M2M)	1.2%	1.2%	0.0 p.p.	1.2%	1.4%	(0.2) p.p.
Prepaid	4.6%	5.2%	(0.6) p.p.	4.8%	5.3%	(0.5) p.p.

Total mobile accesses reached 82,253 thousand at the end of 3Q21, the highest number of accesses in the last 5 years. In the last 12 months, we added 5,535 thousand accesses due to strong performance in both the postpaid and prepaid segments. We maintained an unrivaled leadership in the mobile business, with a 33.0% market share as of July 2021.

Postpaid accesses totaled 48,090 thousand in September 2021, representing an increase of 4,129 thousand accesses year over year and 58.5% of the total mobile access base. Postpaid net additions were 996 thousand in the quarter, driven by the migration of prepaid customers to hybrid plans and the growing positive balance of portability to Vivo. This significant increase of our postpaid customer base and churn at historic lows reflect customer preference for Vivo's high quality connectivity.

The prepaid customer base stood at 34,163 thousand accesses at the end of September 2021, an increase of 1,406 thousand accesses in the year, with a 28.8% market share in July 2021. The renowned quality of service provided by Vivo resulted in 292 thousand prepaid net adds in the quarter.

In the Machine-to-Machine (M2M) segment, the access base reached 11,481 thousand customers, up 11.8% y-o-y.

Mobile ARPU decreased 2.4% year-over-year in 3Q21, due to a more concentrated mix of gross adds in hybrid plans, as well as a more challenging economic scenario in prepaid.

1Data published by Anatel for July 2021, the most recent base date.

4

Financial Performance

Consolidated in R$ million	3Q21	3Q20	∆% YoY	9M21	9M20	∆% YoY

NET MOBILE REVENUE	7,391	7,163	3.2	21,529	20,852	3.2
Mobile Service Revenue	6,822	6,453	5.7	19,766	19,188	3.0
Postpaid	5,550	5,173	7.3	16,049	15,599	2.9
Prepaid	1,272	1,280	(0.6)	3,717	3,589	3.6
Handset Revenues	570	710	(19.8)	1,763	1,664	6.0

Net mobile revenues increased 3.2% y-o-y in 3Q21. The strong performance in mobile service revenue was partially offset by lower handset revenue compared to 3Q20.

Mobile Service Revenue growth of 5.7% y-o-y was the highest since 2Q15. This growth was driven by Postpaid Revenue10, that increased 7.3% versus 3Q20. In the quarter, Vivo continued to accelerate migrations from prepaid to hybrid and from hybrid to postpaid. In addition to the growth of the customer base, hybrid plans and a percentage of the postpaid plans were readjusted at the end of June 2021, which generated a positive effect on revenues in 3Q21. Additionally, and with the ongoing objective of strengthening our value proposition, we recently launched the Vivo Selfie plans in partnership with Amazon Prime and Globoplay.

Prepaid Revenue remained virtually stable in relation to the same period of the previous year, even with a more challenging economic scenario due to high inflation and the reduction of emergency aid in the period. The prepaid customer base grew 4.3% in the last 12 months and 83% of prepaid customers use the weekly Vivo Turbo offer (+7.3 p.p. y-o-y), ensuring higher top-up recurrence. We highlight the increased representativeness of top-ups made through digital channels, which represented 37% of the total, an increase of +5.1 p.p. year-over-year.

In 3Q20, our handset sales results were higher than usual for the period due to suppressed demand from the closure of physical stores in 2Q20 because of the COVID-19 pandemic. This comparison basis and the reduced supply of handsets due to the global shortage of electronic components, led to a Handset Revenue decreased of 19.8% y-o-y. In the first nine months of 2021, handset revenues were up 6.0% year-over-year.

1 - Postpaid revenues include M2M, dongles, wholesale and other.

5

FIXED LINE BUSINESS

Operational Performance

Thousand	3Q21	3Q20	∆% YoY	9M21	9M20	∆% YoY
TOTAL FIXED SUBSCRIBERS	15,171	17,000	(10.8)	15,171	17,000	(10.8)
Core fixed subscribers[1]	6,348	5,909	7.4	6,348	5,909	7.4
FTTx	5,430	5,055	7.4	5,430	5,055	7.4
FTTH	4,356	3,130	39.2	4,356	3,130	39.2
IPTV	918	855	7.4	918	855	7.4
Non-core fixed subscribers[2]	8,823	11,091	(20.4)	8,823	11,091	(20.4)

ARPU | FTTH (R$/month)	90.2	92.0	(2.0)	91.9	86.5	6.3
ARPU | IPTV (R$/month)	128.8	115.2	11.8	124.5	115.4	7.9

Core fixed subscribers1 / Total Fixed subscribers	41.8%	34.8%	7.1 p.p.	41.8%	34.8%	7.1 p.p.
Non-core fixed subscribers2 / Total Fixed subscribers	58.2%	65.2%	(7.1) p.p.	58.2%	65.2%	(7.1) p.p.

Total fixed accesses amounted to 15,171 thousand in 3Q21, down 10.8% from 3Q20, due to the maturity of non-core services (fixed voice, xDSL and DTH), which was partially offset by the growth in the more advanced technologies base, which represents 41.8% of fixed accesses, a 7.1 p.p. year-over-year increase.

Core accesses11 were up by 7.4% y-o-y in 3Q21, to 6,348 lines. This performance is a result of the Company's strategy, focused on expanding the fiber network, that allows us to offer high-quality connection and higher speeds, driving not only the expansion of the FTTH customer base (+39.2% y-o-y), but also that of IPTV (+7.4% y-o-y).

We closed 3Q21 with 4.4 million FTTH accesses after a net addition of 310 thousand accesses in the quarter, proving the importance of the service and the outstanding fiber quality associated with Vivo’s product.

FTTH ARPU reached R$90.2, reducing slightly y-o-y, with record levels of monthly net adds average rising from 49 thousand per month in 2019 and 75 thousand per month in 2020 to 109 thousand per month in the first nine months of 2021, combined with higher network penetration.

IPTV posted ARPU growth of 11.8% y-o-y in the quarter by offering a unique service in terms of both content and browsability.

1 FTTx and IPTV.

2 Fixed voice, xDSL and DTH.

6

Financial Performance

Consolidated in R$ million	3Q21	3Q20	∆% YoY	9M21	9M20	∆% YoY

NET FIXED REVENUE	3,642	3,628	0.4	11,003	11,082	(0.7)
Core fixed revenue[1]	2,496	2,174	14.8	7,375	6,350	16.1
FTTx	1,364	1,222	11.6	3,993	3,465	15.2
FTTH	1,137	828	37.2	3,209	2,164	48.3
IPTV	355	288	23.4	1,023	811	26.2
Corporate Data, ICT and others	777	664	17.1	2,359	2,074	13.7
Non-core fixed revenue[2]	1,145	1,455	(21.3)	3,628	4,732	(23.3)

Core fixed revenue1 / Net fixed revenue	68.5%	59.9%	8.6 p.p.	67.0%	57.3%	9.7 p.p.
Non-core fixed revenue2 / Net fixed revenue	31.5%	40.1%	(8.6) p.p.	33.0%	42.7%	(9.7) p.p.

Core Fixed Revenue12 continued with impressive growth (+14.8% y-o-y) and now represents 68.5% of fixed net revenue, resulting in the return to growth total fixed revenue, after 4 years. This movement is a result of the company's strategic decision to focus its investments on more advanced technologies, such as fiber, and confirms the positive outlook for the future.

FTTx revenues grew 11.6% y-o-y in the quarter, driven by the strong performance of FTTH revenues (+37.2% y-o-y). In the last twelve months, our fiber network reached another 65 cities, adding 3.8 million homes passed to Vivo’s footprint. At the end of the quarter, we totaled 18.3 million homes passed in 309 cities.

We aim to reach 29 million homes passed by the end of the year 2024. The pace of our network expansion will allow us to accelerate the volume of homes connected, and consequently capture the return on investment.

Revenue from IPTV, a product associated to fiber connectivity, increased 23.4% y-o-y in 3Q21, confirming the quality of Vivo's TV offer.

Corporate Data and ICT revenues also had a strong performance of 17.1% y-o-y in the quarter, as a result of the comprehensive portfolio of products and services offered by the Company, ranging from connectivity to digital services such as cloud and cybersecurity. Revenue from digital services in the corporate segment has been growing expressively, benefiting from the need for companies of all sizes to digitize their operations.

1 FTTx, IPTV, Corporate Data and IT, Wholesale and other fixed revenues.

2 Fixed voice, xDSL and DTH revenues.

7

COSTS

Consolidated in R$ million	3Q21	3Q20	∆% YoY	9M21	9M20	∆% YoY

TOTAL COSTS	(6,203)	(6,470)	(4.1)	(18,457)	(19,002)	(2.9)
COST OF SERVICES AND PRODUCTS SOLD	(1,849)	(1,906)	(3.0)	(5,648)	(5,046)	11.9
Services	(1,174)	(1,080)	8.7	(3,485)	(3,101)	12.4
Products sold	(675)	(826)	(18.3)	(2,162)	(1,945)	11.2
COSTS FROM OPERATIONS	(4,354)	(4,564)	(4.6)	(12,810)	(13,956)	(8.2)
Personnel	(1,035)	(926)	11.8	(3,041)	(2,831)	7.4
Commercial and Infrastructure	(3,133)	(3,107)	0.8	(9,185)	(9,162)	0.3
Provision for Bad Debt	(370)	(375)	(1.5)	(1,113)	(1,361)	(18.2)
General and Administrative Expenses	(294)	(290)	1.6	(851)	(904)	(5.8)
Other Net Operating Revenues (Expenses)	478	135	253.5	1,381	301	359.4
Recurring Total Costs[1]	(6,620)	(6,470)	2.3	(19,437)	(19,078)	1.9

We have been presenting a new cost classification, separating costs directly related to revenue generation from those related to operation and maintenance of the Company’s activities. Historic data is available on the Investor Relations website.

Recurring Total Costs13, excluding Depreciation and Amortization expenses, were R$6,620 million in the quarter, a 2.3% increase in the year, at a level below inflation (IPCA-12M), that rose 10.3%.

Cost of Services and Products Sold decreased 3.0% as lower handset sales offset the growth in service costs.

•	Services - up 8.7% y-o-y in 3Q21 reflecting higher revenues from license sales, mainly in the B2B segment, and digital content. The increase in these costs was partially offset by lower Fistel and other taxes.

•	Products Sold - a 18.3% reduction versus 3Q20, that was atypically affected by higher demand for handsets, given the dampening of sales in 2Q20 because of the pandemic. In addition, 3Q21 was impacted by lower supply of devices from manufacturers due to the global shortage of electronic components and lower demand as a result of the increase in handset prices, related to the depreciation of the Brazilian real against the dollar.

Operating costs remained under control even with the high inflation in the period.

•	Personnel - 11.8% y-o-y increase in 3Q21, due to the annual readjustment of salaries, hiring of new employees and lower benefit from government provisional measures that allowed temporary workday reduction.

•	Commercial and Infrastructure - an increase of 0.8% when compared to 3Q20, given higher commercial expenses, related to strong sales activity, as well as higher expenses with electricity and network maintenance. These expenses were partially offset by the adoption of digital channels, that have lower fees, and the digitalization of customer service, billing, collection, and collections.

1 Excluding the following non-recurring effects: 1Q20: positive effect of R$76 million related to the sale of towers and rooftops. 2Q21: positive net effect of R$563 million, corresponding to extraordinary tax issues (R$1,549 million related to the Federal Supreme Court decision regarding the right to exclude ICMS from the calculation basis of the PIS/COFINS contribution; expense of R$415 million due to tax contingencies) and regulatory contingencies, representing an expense of R$571 million. 3Q21: positive effect of R$416.6 million from the closing of FiBrasil's operation.

8

•	Provision for Doubtful Accounts - fell 1.5% year-over-year and ended 3Q21 at R$370 million, representing 2.3% of Gross Revenues (-0.1 p.p. y-o-y). Given the essential role of connectivity services, customers prioritize the payment of their invoices with Vivo. This behavior, together with the execution of credit and billing initiatives, contributes to the control of the provision for doubtful debts.

•	General and Administrative – had a 1.6% y-o-y increase in the quarter, due to higher expenses with outsourced services, partially offset by efficiency initiatives. Compared to the first nine months of the previous year, this expense decreased by 5.8%.

•	Other Operating Income (Expenses) – presented a net revenue of R$478 million, in 3Q21, mainly due to the non-recurring effects of the period related to the closing of FiBrasil's operation.

EBITDA

Recurring EBITDA14 (Earnings Before Interest, Taxes, Depreciation and Amortization) totaled R$4,414 million in 3Q21, up 2.1% over 3Q20, with a margin of 40.0%. The positive performance reflects the expansion of mobile revenues by 3.2% y-o-y and the continuous control of operating costs.

Considering the non-recurrent effects of the period, Reported EBITDA increased 11.8% year-over-year, with a Reported EBITDA margin of 43.8% (+3.7 p.p. y-o-y).

In 9M21, Recurrent EBITDA reached R$13,095 million (+1.9% y-o-y), with an EBITDA margin of 40.3%, reflecting the Company's operational efficiency.

DEPRECIATION AND AMORTIZATION

Consolidated in R$ million	3Q21	3Q20	∆% YoY	9M21	9M20	∆% YoY

DEPRECIATION AND AMORTIZATION	(3,053)	(2,783)	9.7	(8,972)	(8,305)	8.0

Depreciation and Amortization was up 9.7% over 3Q20, reflecting the higher asset base and larger number of leasing contracts.

1 Excluding the following non-recurring effects: 1Q20: positive effect of R$76 million related to the sale of towers and rooftops. 2Q21: net positive effect of R$563 million, corresponding to extraordinary tax issues (R$1,549 million related to the Federal Supreme Court's decision regarding the right to exclude ICMS from the calculation basis of the PIS/COFINS contribution; expense of R$415 million due to tax contingencies) and regulatory contingencies, which represent an expense of R$571 million. 3Q21: positive effect of R$416.6 million from the closing of FiBrasil's operation.

9

FINANCIAL RESULT

Consolidated in R$ million	3Q21	3Q20	∆% YoY	9M21	9M20	∆% YoY

FINANCIAL RESULT	(254)	(17)	1,432.5	(726)	(286)	154.0
Income from Financial Investments	93	43	115.6	182	137	32.5
Debt Interest	(223)	(103)	116.1	(626)	(402)	55.6
Monetary and Exchange Variation and Others	(124)	44	n.a.	(282)	(21)	1,243.8

In 3Q21, the Financial Result recorded a financial expense of R$254 million, due to the higher indebtedness related to contracts recognized as leasing from IFRS16 and lower financial interest applicable to tax credits.

NET INCOME

In 3Q21, Net Income reached R$1.315 million, an increase of 8.5% y-o-y, mainly due to revenue growth and control of operating costs.

In 9M21, Net Income was R$3,602 million, up 3.6% y-o-y.

CAPEX

Consolidated in R$ million	3Q21	3Q20	∆% YoY	9M21	9M20	∆% YoY

Network	1,803	1,496	20.6	5,294	4,446	19.1
Technology, Information System and Others	348	308	13.2	1,052	914	15.1
CAPITAL EXPENDITURES | EX-IFRS 16	2,151	1,803	19.3	6,346	5,359	18.4
IFRS 16 | Leasing	580	638	(9.0)	2,263	1,110	103.8
TOTAL | IFRS 16	2,732	2,441	11.9	8,609	6,470	33.1

CAPITAL EXPENDITURES EX-IFRS 16 / NET REVENUE	19.5%	16.7%	2.8 p.p.	19.5%	16.8%	2.7 p.p.

Capex1 reached R$2,151 million in 3Q21, equivalent to 19.5% of Net Operating Revenues for the quarter. The investment was directed to strengthen our mobile network and expand the fiber footprint, ensuring greater availability of Vivo's services in the face of growing demand for quality, high-speed connections.

By including the effect of IFRS 16, CAPEX increased by 11.9% y-o-y due to the renegotiations of long-term lease contracts conducted in early 2021.

1 Does not include the amount of R$33.6 million related to license renewal.

10

CASH FLOW

Consolidated in R$ million	3Q21	3Q20	∆% YoY	9M21	9M20	∆% YoY

Recurring EBITDA	4,414	4,322	2.1	13,095	12,856	1.9
Capital Expenditures	(2,151)	(1,803)	19.3	(6,346)	(5,359)	18.4
Taxes and Net Financial Result	(279)	(213)	31.0	(1,032)	(555)	86.1
Working Capital Variation	1,300	1,673	(22.3)	2,551	2,906	(12.2)
FREE CASH FLOW FROM BUSINESS ACTIVITIES[1]	3,282	3,978	(17.5)	8,267	9,848	(16.1)
IFRS16 | Lease Payments	(649)	(438)	48.1	(1,566)	(1,416)	10.6
FREE CASH FLOW AFTER LEASE PAYMENTS[1]	2,634	3,540	(25.6)	6,701	8,432	(20.5)

Free Cash Flow after Leasing payments1 was R$2,634 million in 3Q21, down 25.6% y-o-y. In the first nine months of 2021, the Free Cash Flow after lease payments was R$6,701 million, down 20.5% y-o-y. Both reductions reflect the increased level of investments, higher financial and tax payments and lower working capital.

DEBT

Loans, Financing and Debentures

ISSUANCES	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
PSI	R$	2.5% a 5.5%	2023	0.05	0.02	0.07
Suppliers	R$	98.9% a 120.8% do CDI	2022	365	-	365
Debentures 5th Issue - Single Series	R$	108.25% do CDI	2022	1,008	-	1,008
Financial Leases	R$	IPCA	2033	35	223	258
ISSUANCES | EX-IFRS 16				1,409	223	1,632
IFRS 16 Effects | Leasing	R$	IPCA	2041	3,002	8,074	11,076
TOTAL | IFRS 16				4,410	8,297	12,708

Net Debt | Ex-IFRS 16				L.P. Debt Profile
Consolidated in R$ million	09/30/2021	06/30/2021	09/30/2020	3Q21
Short-Term Debt	1,409	1,507	2,521	Year	Pro forma	IFRS 16
Long-Term Debt	223	310	1,329		(R$ million)	(R$ million)
Total Debt	1,632	1,817	3,850	2022	28	2,616
Cash and Cash Equivalents	(8,728)	(8,435)	(8,370)	2023	26	1,992
Derivatives	13	23	18	2024	24	1,271
Net Cash	(7,083)	(6,595)	(4,502)	2025	23	914
Net Debt / EBITDA AL2	(0.41)	(15,007.09)	(0.26)	After 2025	122	1,503
				Total	223	8,297

The Company closed 3Q21 with gross debt2 of R$1,632 million, 100% denominated in local currency, a 57.6% drop y-o-y due to the settlement of loans and financing in the period. Excluding the effect of IFRS 16, the Company recorded net cash of R$7,083 million in the quarter, reflecting increased cash generation. Considering the effect of IFRS 16, net debt totaled R$3,992 million at the close of 3Q21.

1 Does not include R$470 million received from the sale of towers and rooftops in the 1Q20 and R$253 million received in the exchange of equity stake operations announced during the 3Q21.

2 Excludes the effect of IFRS 16.

11

RETURNS TO SHAREHOLDERS

In 9M21, the Board of Directors approved the payment of interest on equity totaling the gross amount of R$1,930 million based on monthly balances recorded in the period. The payout will be considered as part of the mandatory minimum dividends for fiscal year 2021, ad referendum of the Annual Shareholders' Meeting to be held in 2022, and payments will be made as described in the table below, which also includes the amounts per share to be distributed.

2021	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date

IOC (based on Aug-21)	09/16/2021	09/30/2021	600	510	Common	0.357288	0.303695	up to 07/31/2022

IOC (based on May-21)	06/17/2021	06/30/2021	630	536	Common	0.373900	0.317815	up to 07/31/2022

IOC (based on Mar-21)	04/15/2021	04/30/2021	280	238	Common	0.166114	0.141197	up to 07/31/2022

IOC (based on Feb-21)	03/18/2021	03/31/2021	270	230	Common	0.160098	0.136084	up to 07/31/2022

IOC (based on Jan-21)	02/12/2021	02/26/2021	150	128	Common	0.088896	0.075561	up to 07/31/2022

2020	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date

Dividends (based on Dec-20)	04/15/2021	04/15/2021	1,588	1,588	Common	0.941818	0.941818	10/05/2021

Dividends (based on Nov-20)	11/12/2020	12/28/2020	1,200	1,200	Common	0.710827	0.710827	10/05/2021

IOC (based on Nov-20)	11/12/2020	12/28/2020	260	221	Common	0.154013	0.130911	07/13/2021

IOC (based on Oct-20)	11/16/2020	11/27/2020	400	340	Common	0.236902	0.201367	07/13/2021

IOC	09/17/2020	09/28/2020	650	552.5	Common	0.360985	0.306837	07/13/2021
(based on Aug-20)					Preferred	0.397084	0.337521
IOC	06/17/2020	06/30/2020	900	765	Common	0.499826	0.424852	07/13/2021
(based on May-20)					Preferred	0.549808	0.467337
IOC	03/19/2020	03/31/2020	150	127.5	Common	0.083304	0.070809	07/13/2021
(based on Feb-20)					Preferred	0.091635	0.077890
IOC	02/14/2020	02/28/2020	270	229.5	Common	0.149948	0.127456	07/13/2021
(based on Jan-20)					Preferred	0.164942	0.140201

Furthermore, the Company continues to periodically execute its Share Buyback Program as a way to further strengthen its position as one of the leading companies in Brazil in terms of shareholder remuneration.

During 3Q21, we repurchased 5,256,500 shares and ended September 2021 with 11,669,052 treasury shares, representing 0.69% of total capital stock.

The Company evaluates cancelling the shares in treasury, subject to the relevant approvals, as per the Material Fact of July 29th, 2020.

12

09/30/2021	Common/Total
Controlling Group	1,244,241,119
73.6%
Minority Shareholders	435,074,752
25.7%
Treasury	11,669,052
0.7%
Total Number of Shares	1,690,984,923

Book Value per Share:	R$ 41.30

VIVT3 shares closed 3Q21 at R$42.87, up 2.1% from the closing price at the end of June 2021, with average daily traded volume of R$105 million.

In the same period, the ADRs (VIV) ended 3Q21 priced at US$ 7.76, representing an 8.7% decrease driven by the depreciation of the real against the dollar. The daily trading volume of ADRs averaged US$8.4 million.

The chart below shows the Company's stock performance in the past 12 months:

13

DIGITAL BUSINESS

Based on the strategic pillar #temtudonaVivo (Vivo has everything), we are strengthening the Company as a platform to distribute products and services, while continuing to move forward in the development of an ecosystem with relevant partners to fuel our consolidation as a digital services hub.

Education

Vivo and Ânima, one of the largest private educational organizations in Brazil, are negotiating a joint venture for the development of a business platform that will offer online learning courses focused on lifelong learning and employability, in areas such as data science, programming, IT, among others. To this end, the companies have already signed a memorandum of understanding. After the conclusion of the operation, Vivo and Ânima will hold, each one, a 50% participation of the new company, which will have its own and totally independent team.

The new company, which should start operating in 2022, will combine the experience and assets of Vivo and Ânima in their respective fields, creating a business that combines a strong technological base and content excellence.

The platform to be created and managed by the new company will be strongly technology-based, for the creation of personalized knowledge development for each student. All the course content will be accessed via a mobile application and web interface, and available to anyone, including those who are not Vivo customers. More details about commercial conditions and portfolio will be disclosed when the service is ready to be launched.

Financial Services

Vivo Money, our digital personal loan service, celebrated its first anniversary in October 2021. The service is available for post-paid, hybrid, and pre-paid customers and offers loans of up to R$50 thousand with installment plans of up to 36 months. In 3Q21, the number of contracts doubled compared to 2Q21.

Digital Business Services

Brazilian companies are moving towards digitalization at an accelerated pace in this pandemic period and Vivo has more than 5,000 sellers to assist its more than 1.5 million business customers in the process. We offer services beyond connectivity, forming a digital services ecosystem composed of cloud services, cybersecurity, IoT, big data, messaging, IT equipment sales and rentals, etc.

In the last 12 months ended September 2021, these digital business services generated about R$1.9 billion in revenues for the Company, which represents about 20% of the revenues of the B2B segment for the period.

14

ESG – ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Telefônica Brasil presents an ESG strategy that aims to ensure our commitment to sustainable growth. This strategy has 6 pillars of performance with more than 60 indicators monitored by the Board of Directors through the Quality and Sustainability Committee via the Responsible Business Plan (RBP). RBP consists of company-wide targets (2021 - 2024) that promote responsible growth and contribute to the Sustainable Development Goals/Agenda 2030. This plan addresses the most relevant current and future issues in the environmental, social, and governance dimensions.

In the Environmental area, Telefônica Brasil continues moving forward with its distributed generation program, expanding its goal of renewable energy sources from 70 to 83 renewable energy plants with a production capacity of 711 GWh/year by 2022. Among these plants, 19 are already in operation and the first biogas plant in the northeast region in Caruaru (PE) has been inaugurated with the capacity to generate more than 18 thousand MWh/year.

In addition, Telefônica Brasil, represented by its CEO, Christian Gebara, joined the commitment “Businessmen for the Climate”. The initiative, formed by 107 companies and ten Brazilian sectorial entities and coordinated by CEBDS (Brazilian Business Council for Sustainable Development), includes measures for a low carbon economy and responsibilities for this transition, and will be presented at the next Climate Conference (COP26).

Aiming to engage its employees, through the Fundação Telefônica Vivo, the Company organized an initiative for the collection of electronic waste. Through 2 thousand missions in the Game do Bem, it reached a record in the year in number of items collected in the Recicle com a Vivo program, corresponding to the gross weight of 1.6 tons.  Recicle com a Vivo has also been expanded to the door-to-door sales channel to drive awareness and engagement in society, by turning consultants into environmental agents who promote the topic in condominiums and other points of sale in the states of São Paulo, Minas Gerais, Rio Grande do Sul, Goiás, and Bahia.

In the social area, the Company continues to expand its activities focused on diversity. As part of the #JogueComElas movement, we launched the “4% project”, bot aimed at bringing higher visibility to women's sports. Telefônica Brasil, with the new Internship Program 2022 will make 50% of the 750 vacancies available for black students all over Brazil. The Company established as a goal to create a more diverse leadership with 30% of women by the end of 2021 and 30% of black people until 2024.

The Fundação Telefônica Vivo held the Volunteers' Day 2021, a global project that involves employees from all the companies in the Group, participating in solidarity initiatives. The initiative, in its 17th edition, has benefited 64 projects, 35,806 people, in 55 Brazilian cities. The Company also contributed to Outubro Rosa (Pink October) by providing equipment and performing breast cancer preventive procedures for low-income women.

15

The Espaço Bem-Estar (São Paulo - SP) was inaugurated for employees, with acupuncturists, psychologists, nutritionists, physiotherapists, meditation and yoga rooms. These initiatives, added to the company's other initiatives, led Vivo to the 3rd place in the Great Places to Work Brazil 2021 ranking, in the category Companies with 10,000 or more employees.

In the Governance area, the company is progressing on the ESG innovation front through partnerships with Wayra Brasil, Telefónica's open innovation hub, with the launch of the challenge for startups focused on cybersecurity and anti-fraud solutions and the selection of 25 startups with social and environmental impact that will receive support to leverage their businesses through the BNDES Garage program in partnership with the BNDES, Artemísia, and Liga Ventures. Wayra has also accelerated disruptive startups like Olivia (fintech), Gabriel (security), Alicerce (edtech) and GamerSafer (cybersecurity) that have significant cross-sell potential with Vivo.

Based on its commitment to transparency, Telefônica Brasil has updated and expanded the Privacy Center platform, enabling digital access to relevant information about the treatment and protection of customers' personal data and has established the Privacy Committee, composed of strategic areas to address issues related to privacy.

Telefônica Brasil was listed for the 7th consecutive year in Vigeo Eiris' Best Emerging Market Performers Ranking. In addition, it has received other relevant awards: (1) one of the 10 Latin American companies Leaders in Corporate Governance and Sustainability by ALAS20 (GovernArt/Vigeo Eiris), (2) recognition in the Institutional Investor 2021 (TMT-Latin America), (3) Transparency Trophy - Anefac/FIPECAFI Award and (4) Era do Diálogo 2021 award due to its results in the customer satisfaction indicators of the consumidor.gov and Procon platforms.

The advances and recognition obtained reinforce Telefônica Brasil's commitment to create shared value with its customers, with society as a whole, and with the environment.

16

INCOME STATEMENT

Consolidated in R$ million	3Q21	3Q20	∆% YoY	9M21	9M20	∆% YoY
Gross Operating Revenue	16,094	15,856	1.5	47,825	46,633	2.6
Net Operating Revenue	11,033	10,792	2.2	32,532	31,934	1.9
Core Revenue[1]	9,888	9,337	5.9	28,904	27,202	6.3
Mobile core revenue	7,391	7,163	3.2	21,529	20,852	3.2
Fixed core revenue	2,496	2,174	14.8	7,375	6,350	16.1
Non-core Revenue[2]	1,145	1,455	(21.3)	3,628	4,732	(23.3)
Total Costs	(6,203)	(6,470)	(4.1)	(18,457)	(19,002)	(2.9)
Cost of Services and Products sold	(1,849)	(1,906)	(3.0)	(5,648)	(5,046)	11.9
Services	(1,174)	(1,080)	8.7	(3,485)	(3,101)	12.4
Products sold	(675)	(826)	(18.3)	(2,162)	(1,945)	11.2
Costs from Operations	(4,354)	(4,564)	(4.6)	(12,810)	(13,956)	(8.2)
Personnel	(1,035)	(926)	11.8	(3,041)	(2,831)	7.4
Commercial and Infrastructure	(3,133)	(3,107)	0.8	(9,185)	(9,162)	0.3
Provision for Bad Debt	(370)	(375)	(1.5)	(1,113)	(1,361)	(18.2)
General and Administrative	(294)	(290)	1.6	(851)	(904)	(5.8)
Other Net Operating Revenue (Expenses)	478	135	253.5	1,381	301	359.4

EBITDA	4,830	4,322	11.8	14,075	12,932	8.8
EBITDA Margin %	43.8%	40.0%	3.7 p.p.	43.3%	40.5%	2.8 p.p.

Depreciation and Amortization	(3,053)	(2,783)	9.7	(8,972)	(8,305)	8.0

EBIT	1,777	1,539	15.5	5,102	4,627	10.3

Financial Result	(254)	(17)	1,432.5	(726)	(286)	154.0

Gain (Loss) on Investments	121	(0)	n.a.	124	1	11,163.6

Taxes (Income tax / Social contribution)	(329)	(311)	5.9	(898)	(864)	3.9

Net Income	1,315	1,212	8.5	3,602	3,478	3.6

1 Company’s total revenues excluding fixed voice, xDSL and DTH.

2 Fixed voice, xDSL and DTH revenues.

17

STATEMENTS OF FINANCIAL POSITION

Consolidated in R$ million	09/30/2021	12/31/2020	∆%
ASSETS	113,253	108,738	4.2
Current Assets	23,710	19,061	24.4
Cash and Cash Equivalents	8,688	5,762	50.8
Accounts Receivable	7,972	8,183	(2.6)
Inventories	595	633	(6.0)
Other current assets	6,455	4,483	44.0
Non-Current Assets	89,542	89,678	(0.2)
Accounts Receivable	445	380	17.1
Guarantees and Deposits	2,776	2,813	(1.3)
Other assets	2,433	1,550	57.0
Property, Plant and Equipment, Net	44,073	44,353	(0.6)
Intangible Assets, Net	39,815	40,582	(1.9)
LIABILITIES AND SHAREHOLDERS' EQUITY	113,253	108,738	4.2
LIABILITIES	43,857	39,182	11.9
Current Liabilities	22,251	17,875	24.5
Accounts Payable and Suppliers	8,508	7,377	15.3
Taxes, Fees and Contributions	2,690	1,607	67.3
Loans, Financing, Debentures and Leasing	4,410	3,683	19.8
Interest on Capital and Dividends	4,859	3,866	25.7
Provisions and Contingencies	663	418	58.8
Other Liabilities	1,120	924	21.2
Non-Current Liabilities	21,607	21,307	1.4
Accounts Payable	355	323	10.0
Deferred Income Tax and Social Contribution	5,303	4,415	20.1
Loans, Financing, Debentures and Leasing	8,297	9,557	(13.2)
Provisions and Contingencies	5,763	5,192	11.0
Other Liabilities	1,889	1,820	3.8
SHAREHOLDERS' EQUITY	69,351	69,557	(0.3)
18

CONFERENCE CALL

Date: October 28, 2021 (Thursday)

Time: 10:00 a.m. (Brasilia) and 9:00 a.m. (New York)

Telephones:

•	Brazil: (+55 11) 4090-1621 or (+55 11) 4210-1803
•	EUA: (+1 412) 717-9627
•	Reino Unido: (+44 20) 3795-9972
•	Espanha: (+34 91) 038-9593

Web Phone: click here

Access code: Telefônica Brasil

Click here to access the webcast in English

Click here to access the webcast in Portuguese (simultaneous translation)

A replay of the conference call will be available one hour after the event until November 3, 2021, at (+55 11) 3193-1012 (Code: 2135343#).

TELEFÔNICA BRASIL

Investor Relations

Christian Gebara

David Melcon

João Pedro Carneiro

Gabriel Menezes

Av. Eng. Luis Carlos Berrini, 1376 – 17º Andar – Cidade Monções – SP – 04571-000

Telephone: (+55 11) 3430-3687

E-mail: ir.br@telefonica.com

Information available on the website: www.telefonica.com.br/ri

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely exclusively on the positions performed herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments.

19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 27, 2021	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director